EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)        Investors:  (Europe)          Media:
Jack Howarth              Emer Reynolds                 Anita Kawatra
Ph:  212-407-5740         Ph:  353-1-709-4000           Ph:  212-331-8800
     800-252-3526              00800 28352600                800-252-3526


               ELAN REPORTS SECOND QUARTER 2003 FINANCIAL RESULTS

Dublin, Ireland, september 17, 2003-- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced its second quarter 2003 financial results and provided an update on the progress of its product development activities and on its recovery plan.

As previously announced on September 4, 2003, Elan filed with the Securities and Exchange Commission ("SEC") its 2002 Annual Report on Form 20-F which included a restatement of its 2001 U.S. GAAP financial results to consolidate Elan Pharmaceutical Investments III, Ltd. ("EPIL III"), and an adjustment to its previously reported unaudited U.S. GAAP financial information to consolidate Shelly Bay Holdings Ltd. and to reflect certain other adjustments. The analysis provided below reflects this restatement and the adjustments, which are detailed in Appendix 3.

Commenting on the results and recovery plan Kelly Martin, Elan's President and Chief Executive Officer, said "Elan's second quarter results are characterized by solid progress with our operating plan, including asset divestitures, cost reductions, and debt reduction. We remain focused on executing our plans of improving and simplifying Elan's financial position, reducing historical legal and regulatory issues, investing in our exciting pipeline of products, and building world class operations aligned with our therapeutic focus areas of neurology, severe pain and autoimmune diseases. Our science continues to be the driver for our discovery and development programs providing the inspiration for the employees of Elan who have worked tirelessly to bring important products to patients".

Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 2


Second Quarter 2003 Financial Highlights

o Total revenue of $245.5 million compared to $451.6 million in the second quarter of 2002, a decrease of 46%.

o Revenue from retained products (excluding Zanaflex(TM) revenue of $0.2 million in the second quarter of 2003 and $64.1 million in the second quarter of 2002) of $148.4 million compared to $138.4 million in the second quarter of 2002, an increase of 7%.

o Negative EBITDA of $23.9 million (before including net gains on disposal of businesses and recovery plan related charges of $40.8 million) for the second quarter of 2003 compared to positive EBITDA of $54.5 million in the second quarter of 2002 (before charging recovery plan related charges of $235.4 million). (See "Non-GAAP Financial Information" on Appendix 2).

o Net gain of $244.0 million recorded on disposal of non-core businesses (mainly primary care franchise) before charging $196.4 million related to purchase of related royalty rights from Pharma Operating Ltd. ("Pharma Operating"), a wholly owned subsidiary of Pharma Marketing Ltd. ("Pharma Marketing").

o Net income of $17.3 million ($0.05 earnings per diluted share) compared to net loss of $719.7 million ($2.06 loss per diluted share) in the second quarter of 2002.

o Cash and cash equivalents at June 30, 2003 of $973.0 million (including $7.1 million in restricted cash held by EPIL III) compared to $1,013.9 million (including $8.9 million in restricted cash held by EPIL III) at December 31, 2002.

R&D Update

o An Investigational New Drug ("IND") application was filed with the U.S. Food and Drug Administration ("FDA") in August for the study of a monoclonal antibody as part of the Alzheimer's immunotherapy program. The antibody is being developed in close collaboration with Wyeth and is directed against A-beta amyloid and is intended for the treatment of mild to moderate Alzheimer's disease. The FDA has 30 days to comment on the submission after which, if the agency does not raise any major concerns, a phase I clinical trial can be initiated in the fourth quarter of this year.

o In July, Elan together with Biogen, Inc. ("Biogen") announced that the Crohn's disease (induction) trial of Antegren(TM) (natalizumab) did not meet the primary outcome measure at


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 3


     week 10. However, a statistically significant difference was observed at week 12. The data clearly showed biological activity similar to that seen in the Phase II study published in the New England Journal of Medicine earlier this year.

o The Antegren data from the Crohn's disease (induction) trial will be presented in October at the American College of Gastroenterology 2003 Congress in Baltimore, Maryland and in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain.

o Elan received approval from the FDA in August 2003 to market two new lower dosage strengths, 25 mg and 50 mg, of Zonegran(TM)(zonisamide) in addition to the original 100 mg capsule already available as adjunctive therapy for the treatment of partial seizures in adults with epilepsy. With the availability of the 25 mg and 50 mg strengths expected in the fourth quarter of this year, physicians now have the benefit of more flexible dosing options to better manage patients and achieve effective seizure control. The new lower dosage strengths will be manufactured by Elan at its facility in Athlone, Ireland. A European Marketing Authorization Application ("MAA") filing for Zonegran for use as adjunctive therapy in partial seizures is anticipated prior to the end of 2003.

o Elan filed an MAA for Prialt(TM) for treatment of severe chronic pain in May 2003. The EMEA has accepted the file for review. Elan expects to file with the FDA a New Drug Application ("NDA") for Prialt in the first quarter of 2004.

July 2002 Recovery Plan - Implementation Update

o Consideration received to date from asset divestitures is in excess of $1.7 billion. The principal elements are as follows:

                                                             $ million
       Primary Care Franchise                                    750.0
       Abelcet(TM)                                               360.0
       Investments                                               310.0
       Avinza(TM)                                                100.0
       Athena Diagnostics                                         82.0
       Actiq(TM)                                                  50.0
       Adalat(TM)CC                                               45.0
       Elan Transdermal Technologies                              45.0

o Total contracted and potential future payments reported at March 31, 2003 have been reduced from approximately $3.1 billion to approximately $2.3 billion, reflecting the elimination of approximately $450 million of contractual and potential future payments related to Sonata and Pharma Operating and the repurchase of approximately $524 million in principal amount

Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 4


     at maturity of Elan's Liquid Yield Option Notes(TM) due 2018 ("LYONs") for approximately $310 million.

o Of a total of 55 active business ventures in July 2002, 37 have been terminated or restructured to date.

o Headcount reduced to approximately 2,500 from approximately 4,700 in July 2002 and approximately 3,100 in April 2003. Of the approximate 2,200 headcount reduction since July 2002, approximately 1,100 relate to asset divestitures.

o Significant reduction of 33% in selling, general and administrative expenses in the second quarter of 2003 to $120.4 million from $180.9 million in the second quarter of 2002 (approximately $16 million of this reduction relates to asset divestitures).




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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 5




       Three Months                                                                                Six Months
      Ended June 30        Unaudited Consolidated US GAAP Income Statement Data                   Ended June 30

         2002         2003                                                                         2002           2003
         US$m         US$m                                                                         US$m           US$m
-----------------------------------------------------------------------------------------------------------------------
                           Revenue (see p. 8)
        369.8        217.1 Product revenue                                                        695.4          427.3
         81.8         28.4 Contract revenue                                                       195.5           71.2
-------------- ------------                                                                -------------   ------------
        451.6        245.5 Total revenue                                                          890.9          498.5
-------------- ------------                                                                -------------   ------------

                           Operating Expenses (see p. 11)
         96.5         80.9 Research & development                                                 187.1          167.4
        120.8         93.7 Cost of goods sold                                                     216.3          182.7
        180.9        120.4 Selling, general & administrative                                      357.3          245.7
            -      (244.0) Gain on disposal of businesses (net)                                       -        (249.7)
        235.4        203.2 Recovery plan and other significant charges                            243.5          232.7
-------------- ------------                                                                -------------   ------------
        633.6        254.2 Total operating expenses                                             1,004.2          578.8
-------------- ------------                                                                -------------   ------------
      (182.0)        (8.7) Operating loss                                                       (113.3)         (80.3)
-------------- ------------                                                                -------------   ------------

                           Net Interest and Investment (Losses)/Income(see p.11)
       (13.7)       (27.1) Net interest expense                                                  (26.1)         (51.3)
        (9.4)        (0.6) Business venture funding                                              (17.3)          (2.0)
          1.4         74.5 Investment gains                                                        15.0           74.5
      (514.0)       (15.7) Investment losses and other                                          (531.9)         (53.5)
-------------- ------------                                                                -------------   ------------
      (535.7)         31.1 Net interest and investment (losses)/income                          (560.3)         (32.3)
-------------- ------------                                                                -------------   ------------


      (717.7)         22.4 Net (loss)/income from continuing operations before tax              (673.6)        (112.6)
        (1.0)        (4.8) Taxation                                                               (2.0)          (8.2)
-------------- ------------                                                                -------------   ------------
      (718.7)         17.6 Net (loss)/income before discontinued operations                     (675.6)        (120.8)
                                                                                           -------------   ------------

        (1.0)        (0.3) Net (loss)/income from discontinued operations(see p.12)               (1.8)           10.6
-------------- ------------                                                                -------------   ------------
      (719.7)         17.3 Net (loss)/income                                                    (677.4)        (110.2)
============== ============                                                                =============   ============

                           Basic and diluted (loss)/earnings per ordinary share -
      ($2.06)        $0.05 continuing operations                                                ($1.93)        ($0.35)
                           Basic and diluted (loss)/earnings per ordinary share -
            -            - discontinued operations                                              ($0.01)          $0.03
                           Basic and diluted (loss)/earnings per ordinary share - net
      $(2.06)        $0.05 (loss)/income                                                        ($1.94)        ($0.32)

                           Non-GAAP Financial Information
                           EBITDA
       (182.0)       (8.7) Operating loss                                                       (113.3)         (80.3)

          50.6        42.6 Depreciation and amortization included in operating loss                96.1           87.2
        (49.5)      (17.0) Amortized revenue included in total revenue                          (116.9)         (57.7)
---------------    --------                                                                -------------   ------------
       (180.9)        16.9 EBITDA (see Appendix 2)                                              (134.1)         (50.8)
===============    ========                                                                =============   ============


Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 6



Unaudited US GAAP Balance Sheet Data
                                                                                      December 31            June 30
                                                                                             2002               2003
Assets                                                                                       US$m               US$m
---------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                                 1,013.9              973.0
Marketable investment securities                                                            450.9              376.0
Other current assets                                                                        298.0              275.8
                                                                                 ------------------------------------
                                                                                          1,762.8            1,624.8

Intangible assets                                                                         1,426.8            1,167.1
Property, plant and equipment                                                               459.1              439.7
Investments and marketable investment securities                                            313.2              251.5
                                                                                 ------------------------------------
Total Assets                                                                              3,961.9            3,483.1
                                                                                 ====================================

Liabilities and Shareholders' Equity
Shareholders' equity                                                                        826.9              797.1
Accounts payable and accrued liabilities                                                    521.8              496.0
Deferred income                                                                             258.2              182.9
Guarantee provision - EPIL II                                                               295.5              314.4
Product acquisition payments                                                                227.2              165.8
EPIL III notes                                                                              390.0              390.0
7.25% senior notes due 2008                                                                 650.0              650.0
3.25% zero coupon subordinated exchangeable notes due 2018                                  792.3              486.9
                                                                                 ------------------------------------
Total Liabilities and Shareholders' Equity                                                3,961.9            3,483.1
                                                                                 ====================================


Reconciliation of Movement in Shareholders' Equity                                                              US$m
At December 31, 2002                                                                                           826.9
Net loss for the six months ended June 30, 2003                                                              (110.2)
Movement on unrealized gains on securities                                                                      75.0
Other                                                                                                            5.4
                                                                                                  -------------------
At June 30, 2003                                                                                               797.1
                                                                                                  ===================

Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 7




                                 Unaudited US GAAP Cash Flow Data
          Three months                                                                                Six months
         ended June 30,                                                                             ended June 30,

           2002             2003                                                                     2002               2003
           US$m             US$m                                                                     US$m               US$m
-----------------------------------------------------------------------------------------------------------------------------
           62.6           (51.3) Cashflows from operating activities                                118.7            (117.7)
              -           (60.9) Movement on debt interest and tax                                 (32.8)             (84.9)
         (26.6)           (47.6) Working capital movement                                          (34.6)             (49.6)
         (92.9)           (25.2) Net purchase of tangible/intangible assets                       (274.9)             (98.3)
           11.0             94.8 Net sale of investments                                             31.9              248.3
              -            322.3 Net proceeds of business disposals                                     -              328.5
          (6.6)          (265.5) Cashflows from financing activities                                (4.5)            (267.2)
-----------------------------------------------------------------------------------------------------------------------------
         (52.5)           (33.4) Net Cash Movement                                                (196.2)             (40.9)
        1,455.7          1,006.4 Cash and cash equivalents at beginning of period                 1,599.4            1,013.9
-----------------------------------------------------------------------------------------------------------------------------
        1,403.2            973.0 Cash and cash equivalents at end of period                       1,403.2              973.0
-----------------------------------------------------------------------------------------------------------------------------


Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 8


Revenue

Total revenue decreased 46% to $245.5 million in the second quarter of 2003 from $451.6 million in the second quarter of 2002. An historical analysis of total revenue is set out on Appendix 1.

Elan's product revenue is analyzed between revenue from currently retained products and revenue arising from products that have been divested.

Total revenue can be further analyzed as follows:

                                        3 months ended       3 months ended
                                         June 30, 2002        June 30, 2003
                                                  US$m                 US$m
(a) Product Revenue
Revenue from retained products                   202.5                148.6
Revenue from divested products                   152.3                 68.5
Revenue from Autoimmune                           15.0                    -
                                      ----------------- --------------------
Total product revenue                            369.8                217.1
                                      ----------------- --------------------
(b) Contract Revenue
Amortization of fees                              49.5                  8.5
Research revenue and milestones                   17.8                 19.9
Revenue from Autoimmune                           14.5                    -
                                      ----------------- --------------------
Total contract revenue                            81.8                 28.4
                                      ----------------- --------------------
Total Revenue                                    451.6                245.5
                                      ----------------- --------------------

(a) Product Revenue

Total product revenue from all sources for the second quarter of 2003 was $217.1 million compared to $369.8 million in the second quarter of 2002, a decline of 41%. The decline in product revenue is due to a number of factors, more fully explained below.

Revenue from retained products

Revenue from retained products (excluding Zanaflex revenue of $0.2 million in the second quarter of 2003 and $64.1 million in the second quarter of 2002) was $148.4 million in the second quarter of 2003 compared to $138.4 million in the second quarter of 2002, an increase of 7%, reflecting the growth in prescriptions and demand for those retained products, wholesaler inventories adjustments and improvements in supply conditions.


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 9


Sales of Maxipime(TM) and Azactam(TM) in the second quarter of 2003 were $33.9 million, a decrease of 8% over the comparable period in 2002, reflecting adjustments to wholesaler inventories. Maxipime audited sales volumes for the second quarter of 2003 increased by 9.2% compared to the same period in 2002. Azactam audited sales volumes for the second quarter of 2003 increased by 10% compared to the same period in 2002.

Zonegran prescription demand remained strong for the second quarter of 2003 and increased by 41.4% over the second quarter of 2002. Zonegran showed a strong sales performance for the second quarter of 2003, recording revenue of $26.6 million, an increase of 55% compared to the same period in 2002. The recently approved 25 mg and 50 mg capsules of Zonegran are expected to be launched in the fourth quarter of this year.

Product revenue for the pain portfolio was also strong showing an increase of 34% to $18.2 million in the second quarter of 2003 from $13.6 million in the second quarter of 2002. Historical supply issues that had hindered growth have mostly been resolved and a more favourable supply situation is expected for the remainder of 2003.

Revenue from divested products

In June 2003, Elan completed the sale of its primary care franchise (principally its rights to Sonata(TM)(zaleplon) and Skelaxin(TM)(metaxalone), related inventory and rights to enhanced formulations of these products) to King Pharmaceuticals, Inc. The transaction resulted in a net pre-tax gain of approximately $243.6 million, before taking account of a $196.4 million charge related to the purchase of royalty rights attaching to Sonata and Prialt from Pharma Operating. During the second quarter of 2003, aggregate product revenue from Skelaxin and Sonata was $59.9 million compared to $66.8 million in the second quarter of 2002.

Revenue from divested products in the second quarter of 2003 includes $8.5 million of amortised revenue related to the partnering of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals, Inc. ("Ligand"), which occurred in 2002. The remaining unamortized revenue on these products of $120.2 million will be recognised as revenue over the next four years reflecting Elan's ongoing involvement in the manufacture of these products.


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 10


Autoimmune

During the third quarter of 2002, Elan acquired all royalty rights held by Autoimmune Research and Development Corp. Ltd. ("Autoimmune") and the arrangement was terminated. Consequently, no co-promotion revenue was received from Autoimmune during the second quarter of 2003 compared to $15.0 million in the second quarter of 2002.

(b) Contract Revenue

Contract revenue in the second quarter of 2003 was $28.4 million compared to $81.8 million in the same period of 2002, a decrease of 65%.

The amortization of fees amounted to $8.5 million in the second quarter of 2003 compared to $49.5 million in the second quarter of 2002. Of the $8.5 million in amortized fees in the second quarter of 2003, $4.4 million related to business ventures. In the second quarter of 2002, $46.5 million of the $49.5 million related to the business ventures. As part of the recovery plan outlined on July 31, 2002, Elan completed a review of its business venture program and, as a result, Elan is terminating and restructuring most of its business ventures. Of a total of 55 active business ventures in July 2002, 37 have been terminated or restructured to date. The reduction in amortized fees during the second quarter of 2003 arose primarily from the restructuring and termination of business ventures, which started in 2002.

No revenue was received under the arrangement with Autoimmune during the second quarter of 2003. Research revenue of $14.5 million was received from Autoimmune in the second quarter of 2002. No further research revenue will be received from Autoimmune.

Gross Profit

The gross profit margin on product revenue was 57% in the second quarter of 2003 compared to 58% in the first quarter of 2003 and 67% in the second quarter of 2002. The reduction in the gross margin in 2003 reflects the change in the mix of product revenues. In particular, there was no revenue from Autoimmune in the second quarter of 2003 and revenue from Zanaflex was only $0.2 million compared to $64.1 million in the comparable period of 2002. In addition, during the second quarter of 2003, royalties paid to Pharma Marketing in respect of sales of Sonata,


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 11


Zanaflex, Frova(TM) and Zonegran of $20.6 million were included in cost of sales compared to $15.8 million in the second quarter of 2002, and $11.9 million in the first quarter of 2003.

Operating Expenses

Research and development expenses were $80.9 million in the second quarter of 2003 compared to $96.5 million in the second quarter of 2002 and $86.5 million in the first quarter of 2003. This reduction reflects the refocusing of research and development efforts on key programs, which attracted increased investment, compensated for by reduced investment in non-core programs.

Selling, general and administrative expenses decreased by 33% to $120.4 million in the second quarter of 2003 from $180.9 million in the second quarter of 2002 (approximately $16 million of the reduction related to asset divestitures) and $125.3 million in the first quarter of 2003. This decline is expected to continue in 2003 following the ongoing implementation of the recovery plan, associated headcount reductions and business simplification. Included in selling, general and administration expenses for the second quarter of 2003 is approximately $18 million in relation to the primary care franchise that was sold on June 12, 2003.

Update for Recovery Plan Charges

Included in recovery plan and other significant charges of $203.2 million for the second quarter of 2003 are net costs associated with the implementation of the recovery plan of $6.8 million together with a payment of $196.4 million to Pharma Operating in relation to the purchase of royalty rights with respect to Sonata and Prialt. Elan may in the future incur recovery plan related charges relating to severance, retention and similar restructuring costs. Elan may incur impairment charges related to investments and intangible assets if their fair value falls below their carrying value as a result of adverse changes in circumstances or market conditions.

Net Interest and Investment (Losses)/Income

Net interest and investment (losses)/income amounted to income of $31.1 million in the second quarter of 2003 compared to a loss of $535.7 million in the second quarter of 2002.

In the second quarter of 2003, net interest expense increased to $27.1 million from $13.7 million in the second quarter of 2002 reflecting lower interest income earned on cash deposits and other investments. The gain on investments in the second quarter of 2003 of $74.5 million included


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 12


$38.6 million on the sale of part of Elan's investment in Ligand and $33.6 million in relation to the mark-to-market of certain investments in accordance with U.S. GAAP.

In addition, certain other investments were marked-to-market and the increase in value of approximately $69 million in the quarter has been included in unrealized gains on securities within shareholders' equity.

Discontinued Operations

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", Elan has recorded the results of operations of Actiq and Elan Diagnostics within discontinued operations. Included in discontinued operations are revenue and operating expenses related to Actiq and Elan Diagnostics for the second quarter of 2003 of $2.0 million and $2.3 million, respectively, compared to $7.9 million and $8.9 million, respectively, for the second quarter of 2002.

EBITDA (See Appendix 2)

EBITDA for the second quarter of 2003 was positive $16.9 million compared to a negative $180.9 million for the same quarter in 2002. However, before recovery plan related charges and net gains on the disposal of businesses, EBITDA was negative $23.9 million in the second quarter of 2003, compared to positive EBITDA of $54.5 million in the second quarter of 2002.

The reduction in EBITDA is as a result of a number of factors including the disposal of a number of products and businesses, the payment of increased royalties to Pharma Marketing, the termination of arrangements with Autoimmune, the impact of generic competition on sales of Zanaflex offset by the significant reduction in costs resulting from the implementation of the recovery plan.

Liquidity

At June 30, 2003, Elan had $973.0 million in cash and cash equivalents (including $7.1 million in restricted cash held by EPIL III), compared with $1,013.9 million at December 31, 2002 (including $8.9 million in restricted cash held by EPIL III).


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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 13


The following table sets out at June 30, 2003, the major contracted and potential non-operating cash payments relating to Elan's business. In addition, Elan expects capital expenditures, future investments and restructuring costs to amount to no more than $70.0 million through December 31, 2003.


--------------------------------------------------------------------------------------------------------------
                                                               2003         2004     Thereafter         Total
                                                               US$m         US$m           US$m          US$m
--------------------------------------------------------------------------------------------------------------


Contracted
7.25% Senior Notes (2008)                                         -            -          650.0         650.0
Fixed Product Payments                                        112.6         30.2           23.0         165.8
Contingent Product Payments (1)                                27.9            -            6.4          34.3
EPIL II  (2)                                                      -        450.0              -         450.0
EPIL III                                                          -            -          390.0         390.0
3.25%  LYONs (3)                                              494.0            -              -         494.0
Potential
Pharma Marketing (1)                                              -            -          106.3         106.3
                                                        ------------------------------------------------------
Total Contracted & Potential                                  634.5        480.2        1,175.7       2,290.4
--------------------------------------------------------------------------------------------------------------


(1) In order to comply with US GAAP, these amounts are not included on the balance sheet

(2) In order to comply with US GAAP, $314.4 million of this amount is provided on the balance sheet

(3) If the LYONs are put to the company, Elan has the option to repay the LYONs for cash or shares or any combination thereof.

On closing of the sale of the primary care franchise on June 12, 2003, Elan paid $196.4 million to Pharma Operating in return for the acquisition by Elan of the Pharma Operating royalty rights with respect to Sonata and the Prialt product. In addition, Elan has the option to purchase Pharma Operating's royalty rights on the Zonegran, Frova and Zanaflex products until January 3, 2005 for $110.0 million plus 15% per annum from June 12, 2003, less royalty payments (which are secured) since that date. Royalties are paid to Pharma Marketing and are included in cost of sales.

As previously announced in the second quarter of 2003, Elan repurchased approximately $524 million in principal amount at maturity of its LYONs due 2018 through a number of separate, privately negotiated transactions at an aggregate cost of approximately $310 million. This represented a discount of approximately 4% to the accreted value of the LYONs at December 14, 2003 of approximately $323 million. As a result of all repurchases to date the aggregate purchase price of the LYONs at December 14, 2003 has been reduced from approximately $1,013 million to approximately $494 million.

Based on its recovery plan, Elan believes it has sufficient cash, liquid resources, investments and other assets that are capable of being monetised to meet its current liquidity requirements. The focus of the recovery plan is on maintaining financial flexibility through cash generation.

Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 14


However, Elan's cash position will in future periods be dependent on a number of factors, including its asset divestitures, its balance sheet restructuring, its debt service requirements and its future operating cash flow and the outcome of the ongoing SEC Enforcement investigation and shareholder litigation. In addition to the actions and objectives outlined with respect to Elan's recovery plan, Elan may in the future seek to raise additional capital, restructure or refinance its outstanding indebtedness, repurchase its equity securities or its outstanding debt, including the LYONs, in the open market or pursuant to privately negotiated transactions, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such refinancings or repurchases may be material.

Qualifying Special Purpose Entity ("QSPE")

Elan has guaranteed loan notes issued by EPIL II, a QSPE, which is not consolidated, to the extent that the investments held by it are insufficient to repay the loan notes and accrued interest when they fall due. The aggregate principal amount outstanding under the loan notes issued by EPIL II was $450.0 million at June 30, 2003 and is repayable in June 2004.

During the second quarter of 2003, Elan reduced its provision for its guarantee by $3.4 million to $314.4 million reflecting the net increase in the value of the investments held by EPIL II during this period after charging interest of $11.2 million for the quarter. After providing for the estimated investment shortfalls, the carrying values and cash position of EPIL II were as follows:

                                                                    US$m

Investments in public companies                                     79.3
Investments in private companies                                    28.9
Cash                                                                27.8
Accrued interest and expenses                                      (0.4)
                                                         ------------------
Total assets                                                       135.6
Provision for guarantees                                           314.4
                                                         ------------------
Total guaranteed indebtedness                                      450.0




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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 15


R&D Update - Antegren

Antegren

Elan and Biogen are collaborating on the development, manufacturing and commercialization of Antegren (natalizumab), a humanized monoclonal antibody, the first in a new class of compounds known as selective adhesion molecule inhibitors (SAM inhibitors). Elan and Biogen are conducting four Phase III trials to evaluate the safety and efficacy of Antegren in both Crohn's disease and MS. These trials are fully enrolled and jointly include over 3,000 patients.

ENACT-1 (Evaluation of Natalizumab in Active Crohn's Disease Trial-1), the largest study in Crohn's disease conducted to date, is fully enrolled with more than 900 patients. This trial evaluated clinical response and ability to induce remission in patients with Crohn's disease. On July 24, 2003, Elan announced that the ENACT-1 trial did not meet the primary endpoint of "response" as defined by a 70-point decrease in the Crohn's Disease Activity Index ("CDAI") at week 10. However, at week 12, a statistically significant difference was observed both in regards to response and remission. Over the course of the study, the time to remission and mean changes in CDAI at weeks 6 through 12 were also significant in Antegren-treated patients compared to those patients treated with placebo as was a secondary endpoint of IBDQ (Inflammatory Bowel Disease Questionnaire), a validated quality of life measurement, at week 10. There were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12. The most common adverse events seen in the trial were headache, nausea and abdominal pain across both groups.

The data from the Crohn's disease (induction) trial will be presented in October at the American College of Gastroenterology 2003 Congress in Baltimore, Maryland and in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain. Elan and Biogen are currently working with the US and European regulatory authorities to determine the regulatory path forward with the objective of bringing Antegren to the market for Crohn's disease.

The ENACT-2 (Evaluation of Natalizumab As Continuous Therapy-2) Phase III study will evaluate the duration of effect of Antegren in Crohn's disease and is fully enrolled.

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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 16


The two MS trials are both fully enrolled and progressing on target. Elan believes Antegren will provide a meaningful advance for patients with these debilitating diseases.


Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC Enforcement investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.




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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 17



Appendix 1
Historic Revenue Analysis (Unaudited)
Total revenue analysis (US$m)                                   Q2 2002    YTD 2002           Q2 2003    YTD 2003

Revenue from Retained Products
U.S. Promoted Products
Maxipime                                                           23.3        40.5              23.9        42.3
Azactam                                                            13.6        20.7              10.0        25.6
Zonegran                                                           17.1        27.5              26.6        39.0
Pain portfolio                                                     13.6        27.5              18.2        34.8
Myobloc                                                             3.5         6.3               2.5         5.4
Frova                                                               6.3         6.3               5.9        14.6
                                                           -------------------------    --------------------------
                                                                   77.4       128.8              87.1       161.7
U.S. Non-promoted Products
Zanaflex                                                           64.1       117.8               0.2         1.0
Other                                                               4.5         8.4               1.4         4.3
                                                           -------------------------    --------------------------
                                                                   68.6       126.2               1.6         5.3
Non-U.S. Product Revenue
Abelcet                                                             6.2        12.0               6.6        14.7
Dilzem                                                              3.2         6.2               2.8         6.7
Other                                                              18.5        34.3              18.3        42.1
                                                           -------------------------    --------------------------
Total Non-U.S. Product Revenue                                     27.9        52.5              27.7        63.5

Contract Manufacturing and Royalties                               28.6        52.8              32.2        67.7

Total Revenue from Retained Products                              202.5       360.3             148.6       298.2

Revenue from Divested Products
   Skelaxin                                                        42.0        75.5              33.0        60.2
   Sonata                                                          24.8        48.3              26.9        48.2
Abelcet                                                            23.3        45.6                 -           -
Dermatology                                                        16.9        35.0                 -           -
Diagnostics                                                        10.8        20.3                 -           -
Adalat/Avinza                                                         -           -               8.5        17.0
Rationalization program                                            34.5        47.6               0.1         3.7
                                                           -------------------------    --------------------------
                                                                  152.3       272.3              68.5       129.1
Co-promotion Fees
Autoimmune                                                         15.0        38.8                 -           -
Pharma Marketing                                                      -        24.0                 -           -
                                                           -------------------------    --------------------------
                                                                   15.0        62.8                 -           -

Total Product Revenue                                             369.8       695.4             217.1       427.3

Contract Revenue
Amortization of fees                                               49.5       116.9               8.5        40.7
Research revenue and milestones                                    17.8        41.4              19.9        30.5
Pharma Marketing/Autoimmune                                        14.5        37.2                 -           -
                                                           -------------------------    --------------------------
Total Contract Revenue                                             81.8       195.5              28.4        71.2
                                                           -------------------------    --------------------------
Total Revenue                                                     451.6       890.9             245.5       498.5
                                                           -------------------------    --------------------------


Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 18






Appendix 2
     Three Months                                                                  Six Months
     Ended June 30                                                                 Ended June 30

         2002        2003                                                                   2002           2003
         US$m        US$m                                                                   US$m           US$m
                          Non-GAAP Financial Information Reconciliation Schedule
                          EBITDA
      (182.0)       (8.7) Operating loss                                                 (113.3)         (80.3)
                          Depreciation and amortization included in operating
         50.6        42.6 loss                                                              96.1           87.2
       (49.5)      (17.0) Amortized revenue included in total revenue                    (116.9)         (57.7)
--------------   ---------                                                       ----------------  -------------
      (180.9)        16.9 EBITDA                                                         (134.1)         (50.8)
==============   =========                                                       ================  =============




To supplement our consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. EBITDA is defined as operating income/loss plus/minus depreciation and amortization of costs and revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with US GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating income/loss is set out in the table above titled "Non-GAAP Financial Information Reconciliation Schedule".

Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 19





Appendix 3
Adjustment Analysis

Income Statement                                                         Q2 2002               H1 2002         Q1 2003
                                                                            US$m                  US$m            US$m
Net loss - prior to adjustment                                           (802.0)               (752.0)         (130.2)
EPIL III adjustment                                                         82.3                  74.6           (1.5)
Post balance sheet events ("PBSE") adjustment
                                                                               -                     -             4.2
                                                                ----------------- --------------------- ---------------
Net loss - adjusted                                                      (719.7)               (677.4)         (127.5)

                                                                             US$                   US$             US$
Diluted loss per share - prior to adjustment
                                                                          (2.29)                (2.15)          (0.37)
EPS effect of:
       EPIL III adjustment                                                  0.23                  0.21          (0.01)
       PBSE adjustment                                                         -                     -            0.01
                                               ---------------- ----------------- --------------------- ---------------
Diluted loss per share - adjusted                                         (2.06)                (1.94)          (0.37)



Consolidated Balance Sheet
                                                         March          EPIL III                  PBSE           March
                                                          2003        adjustment            adjustment            2003
                                                          US$m              US$m                  US$m            US$m
                                                     (Prior to                                              (Adjusted)
                                                   adjustment)
Assets
Current Assets
Cash & cash equivalents                                  983.6              22.8                     -         1,006.4
Marketable investment securities                         305.1              52.6                     -           357.7
Other current assets                                     281.9               3.9                (19.9)           265.9
                                               ---------------- ----------------- --------------------- ---------------
                                                       1,570.6              79.3                (19.9)         1,630.0

Intangible assets                                      1,506.4               2.0                 (9.5)         1,498.9
Property, plant & equipment                              435.8                 -                  17.0           452.8
Investments & marketable investment
securities                                               219.2              45.3                     -           264.5
                                               ---------------- ----------------- --------------------- ---------------
Total Assets                                           3,732.0             126.6                (12.4)         3,846.2
                                               ================ ================= ===================== ===============

Liabilities & Shareholders' Equity
Shareholders' equity                                     764.0            (16.2)                (43.3)           704.5
Accounts payable and accrued liabilities
                                                         466.1               7.7                  30.9           504.7
Deferred income                                          203.9                 -                     -           203.9
Guarantee provision - EPIL II&III                        572.7           (254.9)                     -           317.8
Product acquisition payments                             277.8                 -                     -           277.8
EPIL III notes                                               -             390.0                     -           390.0
7.25% senior note due 2008                               650.0                 -                     -           650.0
3.25% zero coupon subordinated exchangeable
notes due 2018                                           797.5                 -                     -           797.5
                                               ---------------- ----------------- --------------------- ---------------
                                                       3,732.0             126.6                (12.4)         3,846.2
                                               ================ ================= ===================== ===============

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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 20


Appendix 3


Consolidated Balance Sheet
                                                      December          EPIL III                  PBSE        December
                                                          2002        adjustment            adjustment            2002
                                                          US$m              US$m                  US$m            US$m
                                                     (Prior to                                              (Adjusted)
                                                   adjustment)
Assets
Current Assets
Cash & cash equivalents                                1,005.0               8.9                     -         1,013.9
Marketable investment securities                         370.4              79.2                   1.3           450.9
Other current assets                                     314.1               5.2                (21.3)           298.0
                                               ---------------- ----------------- --------------------- ---------------
Total Assets                                           1,689.5              93.3                (20.0)         1,762.8

Intangible assets                                      1,434.5               2.5                (10.2)         1,426.8
Property, plant & equipment                              442.2                 -                  16.9           459.1
Investments & marketable investment
securities                                               273.6              45.0                 (5.4)           313.2
                                               ---------------- ----------------- --------------------- ---------------
Total Assets                                           3,839.8             140.8                (18.7)         3,961.9
                                               ================ ================= ===================== ===============

Liabilities & Shareholders' Equity
Shareholders' equity                                     874.8             (1.8)                (46.1)           826.9
Accounts payable and accrued liabilities
                                                         494.2               0.2                  27.4           521.8
Deferred income                                          258.2                 -                     -           258.2
Guarantee provision - EPIL II&III                        543.1           (247.6)                     -           295.5
Product acquisition payments                             227.2                 -                     -           227.2
EPIL III notes                                               -             390.0                     -           390.0
7.25% senior note due 2008                               650.0                 -                     -           650.0
3.25% zero coupon subordinated exchangeable              792.3                 -                     -           792.3
notes due 2018
                                               ---------------- ----------------- --------------------- ---------------
                                                       3,839.8             140.8                (18.7)         3,961.9
                                               ================ ================= ===================== ===============


Cash Flow
Six months ended June 30 2002                                         Prior to               EPIL III       Adjusted
                                                                    adjustment             adjustment
                                                                          US$m                   US$m           US$m
Cashflows from operating activities                                      118.0                    0.7          118.7
Movement on debt interest and tax                                       (23.6)                  (9.2)         (32.8)
Working capital movement                                                (34.1)                  (0.5)         (34.6)
Net purchase of tangible/intangible assets                             (274.9)                      -        (274.9)
Net sale of investments                                                   18.3                   13.6           31.9
Cash flows from financing activities                                     (2.5)                  (2.0)          (4.5)
                                                               ---------------- ---------------------- --------------
Net Cash Movement                                                      (198.8)                    2.6        (196.2)

Cash and cash equivalents at beginning of period                       1,572.5                   26.9        1,599.4
                                                               ---------------- ---------------------- --------------

Cash and cash equivalents at end of period                             1,373.7                   29.5        1,403.2
                                                               ================ ====================== ==============
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Elan Second Quarter 2003 Financial Results And Recovery Plan Update
Page 21


Three months ended June 30 2002                                       Prior to               EPIL III       Adjusted
                                                                    adjustment             adjustment
                                                                          US$m                   US$m           US$m

Cashflows from operating activities                                       62.2                    0.4           62.6
Working capital movement                                                (26.2)                  (0.4)         (26.6)
Net purchase of tangible/intangible assets                              (92.9)                      -         (92.9)
Net purchase of investments                                              (1.9)                   12.9           11.0
Cash flows from financing activities                                     (4.6)                  (2.0)          (6.6)
                                                               ---------------- ---------------------- --------------
Net Cash Movement                                                       (63.4)                   10.9         (52.5)

Cash and cash equivalents at beginning of period                       1,437.1                   18.6        1,455.7
                                                               ---------------- ---------------------- --------------

Cash and cash equivalents at end of period                             1,373.7                   29.5        1,403.2
                                                               ================ ====================== ==============


Three months ended March 31 2003                                      Prior to               EPIL III       Adjusted
                                                                    adjustment             adjustment
                                                                          US$m                   US$m           US$m
Cashflows from operating activities                                     (66.5)                    0.1         (66.4)
Movement on debt interest and tax                                       (24.0)                      -         (24.0)
Working capital movement                                                 (2.1)                    0.1          (2.0)
Net purchase of tangible/intangible assets                              (73.1)                      -         (73.1)
Net sale of investments                                                  139.8                   13.7          153.5
Net proceeds of business disposals                                         6.2                      -            6.2
Cash flows from financing activities                                     (1.7)                      -          (1.7)
                                                               ---------------- ---------------------- --------------
Net Cash Movement                                                       (21.4)                   13.9          (7.5)

Cash and cash equivalents at beginning of period                       1,005.0                    8.9        1,013.9
                                                               ---------------- ---------------------- --------------

Cash and cash equivalents at end of period                               983.6                   22.8        1,006.4
                                                               ================ ====================== ==============
